Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

Minera Andes Announces Second Quarter 2011 Financial Results
 (all figures in US dollars)

TORONTO, ON – August 11, 2011 - Minera Andes Inc. (the “Company” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) is pleased to announce net income of $10.7 million ($0.04 per share basic and diluted) for the quarter ended June 30, 2011, an increase of $6.4 million compared to net income of $4.3 million ($0.02 per share basic and diluted), for the same period in 2010.

The increase is primarily attributable to the strong performance of the San José Mine where our 49% ownership interest is reflected in our income from investment in Minera Santa Cruz S.A. (“MSC”) which increased from $4.1 million in Q2 2010 to $13.5 million in Q2 2011.  Comparing Q2 2010 to Q2 2011, silver ounces sold at MSC increased from 1,295,000 ounces (“oz”) to 1,584,000 oz reflecting an increase of 22% and gold oz sold remained at 22,000 oz.  MSC also benefitted from higher silver and gold prices:  the average weighted gross sale price for silver was $36.18 per oz in Q2 2011 compared to $18.21 per oz in Q2 2010, a 99% increase; the average weighted gross sale price for gold was $1,496 per oz for gold compared to $1,233 per oz, a 21% increase.

In June 2011, Mr. Robert McEwen, the Chairman, Chief Executive Officer and largest shareholder of the Company and of US Gold Corporation (“US Gold”) proposed the combination of the two companies to create a high growth, low-cost, mid-tier silver producer focused on the Americas. Completion of the business combination is conditional on approval of Minera Andes’ and US Gold’s Board of Directors and their special committees, confirmatory due diligence, the approval of each company’s shareholders, and satisfaction of customary approvals, including regulatory, stock exchange, and court approvals. As a result of this proposal both companies have formed special committees of independent directors to review Mr. McEwen’s proposal and have retained independent financial advisors and independent legal counsel to consider the transaction. The business combination, if approved, is anticipated to become effective in late November 2011.

Our financial statements and management’s discussion and analysis are available under the Company’s profile at www.sedar.com and www.sec.gov.

This news release has been submitted by Perry Ing, Chief Financial Officer of Minera Andes Inc.

About Minera Andes
Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: A 49% interest in Minera Santa Cruz SA, owner of the San Jose Mine in close proximity to Goldcorp’s Cerro Negro project; 100% ownership of the Los Azules copper deposit with an inferred mineral resource of 10.3 billion pounds of 0.73% Cu copper and an indicated resource of 2.2 billion pounds of 0.52% Cu copper; and, 100% ownership of a large portfolio of exploration properties in Santa Cruz province, Argentina, including properties bordering the Cerro Negro project in Santa Cruz Province. The Company had $22 million USD in cash and short-term investments as at June 30, 2011 with no bank debt. Robert McEwen, Chairman and CEO, owns 30% of the shares of the company.

Minera Andes Inc.
News Release 11-18 Page 1

About Minera Santa Cruz
Minera Santa Cruz SA is a joint venture owned 51% by Hochschild Mining Argentina, a wholly owned subsidiary of Hochschild Mining plc, and 49% by Minera Andes S.A., a wholly owned subsidiary of the Company.  The joint venture owns and operates the San José property.

For further information, please contact Perry Ing or visit our Web site: www.minandes.com.

Perry Ing
Chief Financial Officer

99 George St. 3rd Floor
Toronto, Ontario, Canada. M5A 2N4
Toll-Free: 1-866-441-0690
Tel: 647-258-0395
Fax: 647-258-0408
E-mail: info@minandes.com

Reliability of Information:
Minera Santa Cruz, the owner and operator of the San José mine, is responsible for and has supplied to the Company all reported results and operational updates from the San José mine. Minera Andes' joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates other than MSC do not accept responsibility for the use of project data or the adequacy or accuracy of this release. As the Company is not the operator of the San José mine, there can be no assurance that production information reported to the Company by MSC is accurate, the Company has not independently verified such information and readers are therefore cautioned regarding the extent to which they should rely upon such information

Caution Concerning Forward-Looking Statements:
This press release contains certain forward-looking statements and information.  The forward-looking statements and information express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, the completion of a business combination between Minera Andes and US Gold (including the numerous approvals required in connection with such a business combination), risks related to business integration as a result of a successful business combination, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, risks related to litigation, property title, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information.  The Company undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law.   See the Company's Annual Information Form, filed on SEDAR (www.sedar.com),and the Company’s Form 40F, available on EDGAR (www.sec.gov), for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information.  All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Minera Andes Inc.
News Release 11-18 Page 2